Exhibit 99.2

AMENDMENT NO. 1

TO

SHAREHOLDER AGREEMENT

This Amendment No. 1 (this “Amendment”) to the Shareholder Agreement dated as of the 16th day of September, 2010 (the “Agreement”), by and among Hanwha SolarOne Co., Ltd., an exempted company incorporated and validly existing with limited liability under the laws of the Cayman Islands (the “Company”), and Hanwha Solar Holdings Co., Ltd., an exempted company incorporated and validly existing with limited liability under the laws of the Cayman Islands (including its successors, assigns and permitted transferees, the “Investor”), is dated as of this twelfth day of November, 2013. Capitalized terms not otherwise defined in this Amendment shall be given the meanings ascribed thereto in the Agreement.

WHEREAS, the Board of Directors of the Company (the “Board”) constituted a special committee of Independent Directors (the “Special Committee”) to consider proposed amendments to the Agreement;

WHEREAS, the Special Committee has considered this Amendment and has unanimously recommended its approval by the Board;

WHEREAS, following such recommendation, the Board has considered this Amendment and has unanimously approved its adoption;

NOW, THEREFORE, in consideration of the foregoing, intending to be legally bound, the Parties agree as follows:

1. Amendment of the Agreement. The Agreement is hereby amended as follows:

(a)	The definition of “Maximum Amount” shall be deleted in its entirety.

(b)	Section 3.1(a) shall be deleted in its entirety and replaced by the following:

“Following the Closing, in the event the Company proposes to sell and issue any Ordinary Shares or Share Equivalents, other than Excluded Securities (the “Offered Securities”), the Investor will have a right to purchase from the Company the Investor’s Pro Rata Share (such amount, the “Eligible Amount”), subject in all cases to compliance with the terms and conditions of Section 3.7(c). The Investor’s “Pro Rata Share” is the number of Offered Securities equal to the product obtained by multiplying (A) the Offered Securities by (B) the Beneficial Ownership Percentage as of immediately prior to the issuance of such Offered Securities, rounded up to the nearest whole Offered Security.”

(c)	Section 3.2(a)(i) shall be deleted in its entirety and replaced by the following:

“From and after the Closing, the Company will take all appropriate action to establish and maintain the size of each committee and subcommittee of the Board (each, a “Committee” and, collectively, the “Committees”) at three (3) members. Further, the Company will maintain an Audit Committee (the “Audit Committee”), a Corporate Governance and Nominating Committee (the “Nominating Committee”) and a Compensation Committee (the Compensation Committee”) of the Board, the duties and composition of which will be in accordance with (A) Commission rules, (B) the Nasdaq Marketplace Rules (or a home country exemption therefrom), and (C) each such Committee’s charter and adopting resolutions in effect as of the date of the Purchase Agreement, and as may be amended by the Board. Effective as of the Closing, the members of the Board will be the individuals set forth on Exhibit A attached hereto.”

(d)	Section 3.2(a)(ii) shall be deleted in its entirety and replaced by the following:

The Investor is entitled to designate directors (each, an “Investor Director”) in accordance with the Nasdaq Marketplace Rules and the following rules:

a.	In the case that the numbers of the members of the board is an odd number:

For so long as the Beneficial Ownership Percentage is (i) at least forty percent (40%), the number equal to the total number of the members of the Board minus one member divided by two will be designated in writing by the Investor to be nominated by the Company to serve as members of the Board; (ii) at least twenty-five percent (25%), but less than forty percent (40%), the number of the members of the Board will be designated in writing by the Investor to be nominated by the Company to serve as members of the Board shall be one less than scenario (i) mentioned above; and (iii) at least ten percent (10%), but less than twenty-five percent (25%), the number of the members of the Board will be designated in writing by the Investor to be nominated by the Company to serve as a member of the Board shall be two less than scenario (i) mentioned above, but no less than one, in each case, so long as such number of Investor Directors does not represent a majority of the directors.

b.	In the case that the numbers of members of the board is an even number:

For so long as the Beneficial Ownership Percentage is (i) at least forty percent (40%), the number equal to the total number of the members of the Board minus two members divided by two will be designated in writing by the Investor to be nominated by the Company to serve as members of the Board; (ii) at least twenty-five percent (25%), but less than forty percent (40%), the number of the members of the Board will be designated in writing by the Investor to be nominated by the Company to serve as members of the Board shall be one less than scenario (i) mentioned above; and (iii) at least ten percent (10%), but less than twenty-five percent (25%), the number of the members of the Board will be designated in writing by the Investor to be nominated by the Company to serve as a member of the Board shall be two less than scenario (i) mentioned above, but no less than one, in each case, so long as such number of Investor Directors does not represent a majority of the directors.

Each Investor Director must be eligible to serve on a U.S.-company board of directors under applicable Law, Commission rules, the Nasdaq Marketplace Rules and the nomination criteria policies of the Nominating Committee in effect as of the date of the Purchase Agreement (the “Policies”), and as may be amended by the Board (including at least one (1) Investor Director). The Company represents and warrants to the Investor that the Company has provided the Investor with physical copies of all Policies. The Chairperson of the Board will be an Investor Director. Neither Party will take any action reasonably intended to adversely affect the likelihood of any of the Investor Directors or the Independent Directors being elected to, or being removed from, the Board, subject to applicable law and corporate governance principles or policies of the Company.

(e)	Section 3.7(d) shall be deleted in its entirety.

2. Representations and Warranties of the Company. The Company represents and warrants to the Investor that it has full corporate power and authority to execute and deliver this Amendment.

3. Representations and Warranties of the Investor. The Investor represents and warrants to the Company that it has full corporate power and authority to execute and deliver this Amendment.

4. No Further Amendments. Except as expressly set forth in Section 1 of this Amendment, the Agreement shall remain in full force and effect without further amendment.

5. General Provisions. The parties agree and acknowledge that the terms of Article V of the Agreement shall be incorporated into and apply with equal force to this Amendment.

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IN WITNESS WHEREOF, the Company and the Investor have executed this Amendment as of the date first above written.

THE COMPANY:	HANWHA SOLARONE CO., LTD.

	By:	/s/ Ki-Joon HONG
	Name:	Ki-Joon HONG
	Title:	Chief Executive Officer

THE INVESTOR:	HANWHA SOLAR HOLDINGS CO., LTD.

	By:	/s/ Jae Chun SONG
	Name:	Jae Chun SONG
	Title:	Senior Vice President

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